July 13, 2023

VIA: EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Specificity, Inc.

Post-Effective Amendment No.1 to

Registration Statement on Form S-1

Filed July 6, 2023

File No. 333-257323

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Specificity, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Post-Effective Amendment No. 1 to their Registration Statement on Form S-1 (File No. 333-257323), together with all exhibits thereto, filed with the Commission on July 6, 2023. (the “Post-Effective Amendment”).

The Company was made aware that the File Number of the Post-Effective Amendment was incorrectly entered due to clerical error. Therefore, we respectfully request that the Commission consent to this withdrawal in order for the Company to remedy this error and properly proceed with the filing of the Post-Effective Amendment utilizing the correct File Number.

The Post-Effective Amendment was not declared effective, and no securities were issued or sold pursuant to the Post-Effective Amendment. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Post-Effective Amendment be credited as an offset to the filing fees for future registration statements, including but not limited to, the filing of the Post-Effective Amendment utilizing the correct File Number.

We trust the foregoing is in order.

Respectfully,

Specificity, Inc.

/s/ Jason Wood

Jason Wood, CEO